UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
               (Amendment No. 7 with respect to Mr. Alain Merieux;
           amendment No. 6 with respect to TSGH S.A.S. and ACCRA S.A)*

                                 TRANSGENE S.A.
                                 --------------
                                (Name of Issuer)

                        Ordinary Shares, no nominal value
                        ---------------------------------
                         (Title of Class of Securities)

                                   F92641 10 3
                                   -----------
                                  CUSIP Number



Mr. Alain Merieux        TSGH S.A.S.              ACCRA S.A.
17, rue Bourgelat        17, rue Bourgelat        17, rue Bourgelat
69002 Lyon, France       69002 Lyon, France       69002 Lyon, France
Tel: (011-33)            Tel: (011-33)            Tel: (011-33) 4.78.87.20.00
4.78.87.20.00            4.78.87.20.00

                                 With Copies to:
                                 ---------------

                         William J.T. Brown, Esq.
                         LeBoeuf, Lamb, Greene &
                            MacRae, L.L.P.
                         125 West 55th Street
                         New York, NY  10019
                         Tel:  (212) 424-8000

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  July 29, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.    Name of Reporting Person              I.R.S. Identification Number
      ------------------------              ----------------------------
      Mr. Alain Merieux                     Not applicable
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
      a._______
      b._______
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds*
      Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      France
--------------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned by           7,071,243
Each Reporting Person
With
                          ------------------------------------------------------
                          8.    Shared Voting Power
                                0
                          ------------------------------------------------------
                          9.    Sole Dispositive Power
                                7,071,243
                          ------------------------------------------------------
                          10.   Shared Dispositive Power
                                0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      7,071,243
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
      ___________
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11
      70.3%**
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      IN
____________________
*  See Instructions.
** As described in more detail in Items 1 and 5, the Reporting Person currently holds approximately 56.7% of the aggregate capital stock of TRANSGENE, and, assuming the full exercise of certain warrants, will hold approximately 51.0% of the aggregate share capital of TRANSGENE.

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.    Name of Reporting Person              I.R.S. Identification Number
      ------------------------              ----------------------------
      TSGH S.A.S.                           Not applicable
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
      a._______
      b._______
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds*
      WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      France
--------------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned by           7,071,143
Each Reporting Person
With
                          ------------------------------------------------------
                          8.    Shared Voting Power
                                0
                          ------------------------------------------------------
                          9.    Sole Dispositive Power
                                7,071,143
                          ------------------------------------------------------
                          10.   Shared Dispositive Power
                                0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      7,071,143
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
      ___________
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11
      70.3%**
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
____________________
*  See Instructions.
** As described in more detail in Items 1 and 5, the Reporting Person currently holds approximately 56.7% of the aggregate capital stock of TRANSGENE, and, assuming the full exercise of certain warrants, will hold approximately 51.0% of the aggregate share capital of TRANSGENE.

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.    Name of Reporting Person              I.R.S. Identification Number
      ------------------------              ----------------------------
      ACCRA S.A.                            Not applicable
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
      a._______
      b._______
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds*
      Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      France
--------------------------------------------------------------------------------
Number of Shares          7.    Sole Voting Power
Beneficially Owned by           7,071,143
Each Reporting Person
With
                          ------------------------------------------------------
                          8.    Shared Voting Power
                                0
                          ------------------------------------------------------
                          9.    Sole Dispositive Power
                                7,071,143
                          ------------------------------------------------------
                          10.   Shared Dispositive Power
                                0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      7,071,143
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
      ___________
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11
      70.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
____________________
*  See Instructions.
** As described in more detail in Items 1 and 5, the Reporting Person currently holds approximately 56.7% of the aggregate capital stock of TRANSGENE, and, assuming the full exercise of certain warrants, will hold approximately 51.0% of the aggregate share capital of TRANSGENE.

          This amended and restated statement on Schedule 13D (this "Statement") amends the Schedule 13D filed with the Securities and Exchange Commission on September 9, 1998, as amended to date. This Statement constitutes the seventh amendment with respect to Mr. Merieux, and the sixth amendment with respect to TSGH S.A.S. ("TSGH") and ACCRA S.A. ("ACCRA"). By this Statement, the Reporting Persons (as defined in Item 2) give notice of a material change in the facts set forth in the Schedule 13D, as amended to date.


Item 1.   Security and Issuer.

          This Statement relates to the ordinary shares, no nominal value (the "Ordinary Shares"), of TRANSGENE S.A. ("TRANSGENE"), the principal executive offices of which are located at 11, rue de Molsheim, 67000 Strasbourg, France.

Item 2.   Identity and Background.

          (a) This Statement is being filed jointly by Mr. Alain Merieux, TSGH, a French societe par actions simplifiee, and ACCRA, a French societe anonyme (collectively, the "Reporting Persons"). As of the date hereof, ACCRA holds a controlling interest in TSGH; Mr. Merieux holds a controlling interest in ACCRA.

          On March 31, 1998, a corporation controlled by Mr. Merieux became the beneficial owner of 3,084,700 Ordinary Shares in connection with the initial public offering of the Ordinary Shares. Of such 3,084,700 shares, TSGH directly held 1,781,800 Ordinary Shares as of its initial reporting date, September 9, 1998 and Nouvelle bioMerieux Alliance S.A. ("NBMA") directly held the remaining 1,302,900 Ordinary Shares as of its initial reporting date, June 27, 2002 (such 1,302,900 Ordinary Shares were previously owned by bioMerieux Alliance S.A. and bioMerieux Pierre Fabre S.A., which have since been dissolved). On November 15, 2000, TSGH acquired 200 additional Ordinary Shares, raising the number of its directly held Ordinary Shares to 1,782,000.

          On April 27, 2001, TRANSGENE announced the commencement of a rights offering pursuant to French law to existing holders of Ordinary Shares (the "Rights Offering"). Pursuant to the Rights Offering, existing shareholders of TRANSGENE received one share right ("Share Right") for each Ordinary Share they owned on the record date, April 27, 2001, and eleven Share Rights entitled a shareholder to elect to purchase ten newly issued Ordinary Shares. In addition, existing shareholders received the right to subscribe for additional Ordinary Shares to the extent Share Rights remained unexercised at the time of the closing of the Rights Offering. The Rights Offering closed on May 15, 2001.

          On May 14, 2001, bioMerieux Pierre Fabre S.A. acquired 2,366,243 additional Ordinary Shares by exercising its Share Rights and subscribing for additional shares as permitted by the terms of the Rights Offering. Such 2,366,243 additional Ordinary Shares, together with the 1,302,900 Ordinary Shares from the initial public offering, were transferred to NBMA on June 27, 2002, at which time NBMA directly held a total of 3,669,143 Ordinary Shares at such time.

          On May 14, 2001, TSGH acquired 1,620,000 additional Ordinary Shares by exercising its Share Rights, increasing TSGH's number of directly owned Ordinary Shares to 3,402,000.

          On January 10, 2003, pursuant to the Contribution In Kind Agreement, dated as of January 10, 2003, between TSGH and NBMA, NBMA transferred 2,160,000 Ordinary Shares to its affiliate, TSGH, at 5.114 euro per Ordinary Share in a privately negotiated transaction, increasing TSGH's number of directly owned Ordinary Shares to 5,562,000. As consideration for the transfer of the 2,160,000 Ordinary Shares,

NBMA received 255,121 newly issued shares of TSGH. These TSGH shares were then redistributed to the shareholders of NBMA in proportion to their respective shares in NBMA.

          On July 30, 2003, TSGH and NBMA entered into the Stock Purchase Agreement, dated as of July 30, 2003, between TSGH and NBMA, pursuant to which TSGH acquired from NBMA a total of 1,509,143 Ordinary Shares at 5.187 euro per Ordinary Share in a privately negotiated transaction, increasing TSGH's number of directly owned Ordinary Shares to 7,071,143, which represents approximately 70.3%. The purchase price per Ordinary Shares in such transfers was determined on the basis of the average Ordinary Share "spot" market stock prices. Five Ordinary Shares from the 7,071,143 are currently lent to five directors of Transgene's board, who exercise all rights to these shares.

          On July 11, 2005, TRANSGENE completed a capital increase described in greater detail in Item 5(c) below. As a result of this capital increase, TSGH (and, indirectly, each of the other Reporting Persons) held approximately 52.8 % of TRANSGENE's share capital and would have held approximately 47.6% of TRANSGENE's share capital assuming a full exercise of all the warrants issued in connection with the capital increase.

          On July 29, 2005, TSGH acquired 578,644 shares of TRANSGENE's capital stock by way of open-market purchases on the Euronext market, as described in greater detail in Item 5(c) below. As a result of this transaction, TSGH (and, indirectly, each of the other Reporting Persons) now hold approximately 56.7 % of TRANSGENE's share capital and would hold approximately 51.0% of TRANSGENE's share capital assuming a full exercise of all the warrants issued in connection with the capital increase.

          By virtue of their control relationship, each of Mr. Merieux and ACCRA indirectly beneficially owns approximately 56.7% of TRANSGENE's share capital. Mr. Merieux additionally directly holds 100 Ordinary Shares, as initially reported in Mr. Merieux's Schedule 13D as of March 31, 1998.

          (b), (c) and (f) Information regarding Mr. Merieux and the respective officers and directors of each of TSGH and ACCRA is set forth in Schedules A, B and C, respectively, which are incorporated herein by reference.

          (d)-(e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of such Reporting Persons, any directors or executive officers of any of TSGH or ACCRA (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The total amount of funds required by TSGH to acquire the securities described in Item 5(c) below was approximately 9.4 million euro: approximately
5.2 million euro was expended in connection with the capital increase and approximately 4.2 million euro in connection with the purchase of shares on July 29, 2005. The source of these funds was working capital.

Item 4.   Purpose of the Transactions.

          TSGH entered into the transactions described in Item 5(c) below for investment purposes.

          Except as otherwise reported in this Statement, none of the Reporting Persons, and to the best of TSGH's and ACCRA's knowledge, none of their respective directors, executive officers or controlling persons, have any current plan or proposal which relates to, or could result in (a) the acquisition by any of the Reporting Persons of additional securities of TRANSGENE, or the disposition of securities of TRANSGENE : TSGH may from time to time elect (i) to buy additional shares and (ii) exercise the BSA that were attached to the ABSA described in Item 2, but has not yet made any determination in this regard; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TRANSGENE or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of TRANSGENE or of any of its subsidiaries; (d) any change in the present board of directors or management of TRANSGENE, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of TRANSGENE; (f) any other material change in TRANSGENE's business or corporate structure; (g) changes in TRANSGENE's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of the control of TRANSGENE by any person; (h) causing a class of securities of TRANSGENE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of TRANSGENE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Each Reporting Person, and each of the respective directors and executive officers of TSGH and ACCRA, may at any time and from time to time, review or reconsider its position with respect to TRANSGENE, and may change its intentions as stated above.

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) TSGH, which is directly controlled by ACCRA, directly held 7,071,138 Ordinary Shares (approximately 70.3%); ACCRA, which is controlled by Mr. Merieux, indirectly held such 7,071,138 Ordinary Shares (approximately 70.3%); and Mr. Merieux indirectly held such 7,071,138 Ordinary Shares and additionally directly holds 100 Ordinary Shares, for a total of 7,071,238 Ordinary Shares (approximately 70.3%).

          (c) On July 11, 2005, TRANSGENE completed a capital increase in the form of an offering of shares with warrants (actions a bon de souscription d'actions or "ABSAs"). As a result of this transaction, TRANSGENE raised a total of 34.9 million euro, corresponding to the subscription of 4,657,500 ABSAs at
7.50 euro per ABSA.

          TSGH declared that it intended to subscribe to the capital increase up to 10 million euros or about a third of the offering. In the transaction TSGH was allocated an amount of approximately 5.2 million euro, or 690,000 ABSAs. As a result of the transaction, TSGH (and, indirectly, each of the other Reporting Persons) held approximately 52.8 % of TRANSGENE's share capital and 60.8% of its voting rights, and from time to time could buy additional shares in order to prevent the dilution of its interest in the aggregate capital stock of TRANSGENE that would result from the exercise of the warrants. All Reporting Persons currently holding Ordinary Shares, directly or indirectly, report sole voting and dispositive power with respect to all such Ordinary Shares indicated above.

          The 4, 657,500 warrants issued (bons de souscription d'actions or the "BSAs") in the transaction will enable holders, from July 15, 2005 to July 17, 2006, to subscribe to 2,328,750 new shares at 8.05 euro per share. Accordingly the BSAs held by TSGH will enable it to subscribe to 345,000 new shares. Assuming a full exercise of all the BSAs issued, TSGH (and, indirectly, each of the other Reporting Persons) would have held approximately 47.6% of TRANSGENE's share capital.

          The ABSAs were placed mainly in France, Belgium, the Netherlands, Luxembourg, the United Kingdom, Switzerland and Germany. None of the ABSAs, the BSAs or the shares to be issued upon the exercise of the BSAs will be registered under the Securities Act of 1933, as amended, or offered or sold in the United States of America or to U.S. persons, as defined under Regulation S under the Securities Act.

          On July 29, 2005, TSGH acquired 578,644 shares of TRANSGENE's capital stock at 7.32 euro per share by way of open-market purchases on the Euronext market. As a result of this transaction, TSGH (and, indirectly, each of the other Reporting Persons) now hold approximately 56.7 % of TRANSGENE's share capital and would hold approximately 51.0% of TRANSGENE's share capital assuming a full exercise of all the warrants issued in connection with the capital increase.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as set forth above, neither the Reporting Persons, nor, to the best knowledge of such Reporting Persons, any of TSGH or ACCRA have entered into any contract, arrangement, understanding or relationship (legal or otherwise) currently in effect with any person with respect to securities of TRANSGENE, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 21  Agreement Among Reporting Persons

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: August 9, 2005

                                          ALAIN MERIEUX, Individually

                                          /s/ Alain Merieux
                                          -----------------

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: August 9, 2005

                                          TSGH S.A.S.



                                          By:  /s/ Christophe Merieux
                                               ----------------------
                                               Name: Mr. Christophe Merieux
                                               Title: President

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: August 9, 2005

                                          ACCRA S.A.



                                          By:  /s/ Michel Dubois
                                               ------------------
                                               Name: Mr. Michel Dubois
                                               Title: Directeur General

                                                                      Schedule A


                                Reporting Persons

                                   Individuals


                                           Present Principal Occupation or
     Name         Business Address                 Employment                    Citizenship
     ----         ----------------                 ----------                    -----------
Alain Merieux     17, rue Bourgelat     President du Conseil                   French citizen
                  69002 Lyon, France    d'Administration de bioMerieux et
                                        Directeur General de bioMerieux

                                                                      Schedule B

                                Reporting Persons

                 Directors and Executive Officers of TSGH S.A.S.


                                                         Present Principal
                                                           Occupation or
       Name          Business Address        Position        Employment       Citizenship
       ----          ----------------        --------        ----------       -----------
Christophe Merieux   17, rue                 President       President       French citizen
                     Bourgelat
                     69002 Lyon,
                     France


                                                                      Schedule C

                                Reporting Persons

                 Directors and Executive Officers of ACCRA S.A.

                                                Present Principal
               Business                           Occupation or
    Name        Address         Position           Employment        Citizenship
    ----        -------         --------           ----------        -----------
Michel Dubois 17, rue     Chief Executive      Directeur General   French citizen
              Bourgelat   Officer
              69002
              Lyon,
              France

Alain Merieux 17, rue     President of the     President du        French citizen
              Bourgelat   Board                Conseil
              69002                            d'Administration
              Lyon,
              France

Chantal       17, rue     Director             Administrateur      French citizen
Merieux       Bourgelat
              69002
              Lyon,
              France

Christophe    17, rue     Director             Administrateur      French citizen
Merieux       Bourgelat
              69002
              Lyon,
              France

Alexandre     17, rue     Director             Administrateur      French citizen
Merieux       Bourgelat
              69002
              Lyon,
              France

Philippe      17, rue     Director             Administrateur      French citizen
Villet        Bourgelat
              69002
              Lyon,
              France

Nicole David  17, rue     Director             Administrateur      French citizen
de Beublain   Bourgelat
              69002
              Lyon,
              France

Michel        17, rue     Director             Administrateur      French citizen
Baguenault    Bourgelat
de Puchesse   69002
              Lyon,
              France

EXHIBIT INDEX


Exhibit 21  Agreement Among Reporting Persons